UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 66)*

TOP SHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8897Y180
(CUSIP Number)
Dimosthenis Eleftheriadis 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 20, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON CO
(1) Family Trading Inc. holds 11,264 Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”) and on August 20, 2020 entered into a Standstill Agreement (discussed in Item 6 below).

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 0(1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

0(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.0%(2)

14.	TYPE OF REPORTING PERSON CO
____________________
 (1) On May 8, 2017, the Issuer (defined below) issued 100,000 shares of Series D Preferred Stock to Tankers Family Inc. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares. See Item 6.
(2) See Item 5(a).

CUSIP No.	Y8897Y180

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 0 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

0 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(2)

14.	TYPE OF REPORTING PERSON OO
____________________
(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust is the sole shareholder of Family Trading Inc. and Tankers Family Inc., each a Marshall Islands corporation (collectively, the "Holding Companies") and may be deemed to beneficially own all of the Common Shares and shares of Series D Preferred Stock beneficially owned by the Holding Companies, as applicable.

(2) See Item 5(a).

Explanatory Note:  This Amendment No. 66 (this "Amendment No. 66") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed with the U.S. Securities and Exchange Commission (the "Commission") by Family Trading Inc. ("Family Trading"), Tankers Family Inc. ("Tankers Family"), and the Lax Trust (the "Trust") on August 13, 2020. This Amendment No. 66 is being filed on behalf of Family Trading, Tankers Family and the Trust (collectively, the “Reporting Persons”). This Amendment No. 66 is being filed to reflect the decrease in the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Shares”) of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the “Issuer”) and constitutes an exit filing for the Reporting Persons.
Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on August 13, 2020.

Item 1.	Security and Issuer

This Amendment No. 66 is being filed with respect to the Common Shares of the Issuer.

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str
15124 Maroussi
Greece

Item 2.	Identity and Background.

There are no material changes to the Schedule 13D/A filed by the Reporting Persons with the Commission on August 13, 2020.

Item 3.	Source and Amount of Funds or Other Consideration.

Other than as set forth above, there are no material changes to the Schedule 13D/A filed by the Reporting Persons with the Commission on August 13, 2020.

Item 4.	Purpose of Transaction

There are no material changes to the Schedule 13D/A filed by the Reporting Persons with the Commission on August 13, 2020.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of September 2, 2020, there were 39,831,972 Common Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading does not beneficially own any Common Shares.
The Trust has the sole power to vote or direct the vote of 0 Common Shares and the sole power to dispose or direct the disposition of 0 Common Shares.

Tankers Family beneficially owns 100,000 shares of Series D Preferred Stock. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. See Item 6.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A and this Amendment No. 66. Voting and disposition of the Common Shares held by the Reporting Persons require the approval of the Trustee of the Trust.

(c.) Except for those transactions described herein (see Items 3 and 6), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s outstanding Common Shares on August 20, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 20, 2020, Family Trading and the Issuer entered into a Standstill Agreement, pursuant to which Family Trading agreed, among other things, not to exercise its conversion right on any shares of Series E Perpetual Convertible Preferred Stock of the Issuer until August 20, 2021, at the earliest, except under certain limited circumstances set forth therein. As a result of the Standstill Agreement, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s outstanding Common Shares.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 66, there are no other material changes to this Item 6 from the Schedule 13D/A filed with the Commission on August 13, 2020.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Undertaking (previously filed).

Exhibit B	Amended Family Trading Credit Facility (incorporated by reference to the Reporting Persons' Schedule 13D/A filed with the Commission on March 1, 2017).

Exhibit C
Form of Warrant Agreement (incorporated by reference to the Issuer's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed with the Commission on May 9, 2016 (File No. 333-194690)).

Exhibit D	Statement of Designations of Series D Preferred Shares (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on May 8, 2017).
Exhibit E	Addendum to the Amended Family Trading Credit Facility dated September 26, 2018 (incorporated by reference to the Issuer’s Current Report on Form 6-K, filed with the Commission on October 3, 2018).

Exhibit F	Addendum to the Amended Family Trading Credit Facility dated October 30, 2018 (previously filed).

Exhibit G	Addendum to the Amended Family Trading Credit Facility dated December 31, 2018 (previously filed).

Exhibit H	Addendum to the Amended Family Trading Credit Facility dated January 22, 2019 (previously filed).

Exhibit I	Stock Purchase Agreement dated March 29, 2019 (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit J
Statement of Designations of Series E Perpetual Convertible Preferred Stock dated March 29, 2019 (incorporated by reference to the Issuer's Current Report on Form 6-K, filed with the Commission on April 1, 2019).

Exhibit K	Standstill Agreement, by and between Family Trading and the Issuer, dated August 20, 2020.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2020	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).